Exhibit 10.2

ASSET PURCHASE AGREEMENT

THIS ASSET PURCHASE AGREEMENT is made and entered into this 11th day of March 2024, by and between Burklund Distributors, Inc., an Illinois corporation ("Seller"), and AMCON Distributing Company, a Delaware corporation ("Buyer").

RECITAL

Seller desires to sell to Buyer, Buyer desires to acquire from Seller, substantially all of the assets of Seller (excluding certain specified excluded assets), and Buyer desires to assume certain liabilities of Seller, upon the terms and conditions hereinafter set forth.

AGREEMENT

In consideration of the above premises, the mutual agreements herein contained and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

ARTICLE 1. DEFINITIONS
1.1Definitions. In addition to terms defined elsewhere in this Agreement, the following terms have the meanings assigned to them herein, unless the context otherwise dictates, both for purposes of this Agreement and all Schedules and Exhibits hereto:

"401k Plan" has the meaning set forth in Section 8.4(c).

"Accounts Receivable" has the meaning set forth in Section 2.1(e).

"Acquisition Proposal" has the meaning set forth in Section 8.11.

"Actual Working Capital Amount" has the meaning set forth in Section 3.2(e).

"Agreement" means this Asset Purchase Agreement, as amended from time to time by the parties hereto, together with all Schedules and Exhibits hereto.

"Assets" has the meaning set forth in Section 2.1.

"Assumed Contracts" has the meaning set forth in Section 2.1(b).

"Assumed Liabilities" has the meaning set forth in Section 4.2(b) hereof.

"Benefit Plans" means any and all pension, retirement, savings, disability, medical, dental, health, life, death benefit, group insurance, profit sharing, deferred compensation, stock options or other stock incentive, bonus incentive, vacation pay, sick pay, severance or termination pay, employment agreement, "cafeteria" or "flexible benefit" plan under Section 125 of the Code, "employee benefit plan" as defined in Section 3(3) of ERISA, or other employee or director benefit plan, trust, arrangement, contract, agreement, policy or commitment, whether formal or informal, written or oral, under which employees or former employees of Seller with respect to the Business are entitled to participate by reason of their current or prior employment by Seller.

"Bulk Sales" has the meaning set forth in Section 4.4(b).

"Business" means the wholesale distribution business presently conducted by Seller, including the wholesale distribution of tobacco, candy and other merchandise items to commercial customers.

"Business IT Systems" means all software, computer hardware, servers, networks, platforms, peripherals and similar or related items of automated, computerized or other information technology networks and systems (including telecommunications networks and systems for voice, data and video) owned, leased, licensed or used (including through cloud-based or other third-party service providers) in the conduct of the Business.

"Buyer Parties" has the meaning set forth in Section 8.5(b).

"Cash Purchase Price" has the meaning set forth in Section 3.1.

"Claim Notice" has the meaning set forth in Section 11.3(a).

"Closing" means the consummation of the transactions contemplated by this Agreement, including the transfer by Seller to Buyer of the Assets.

"Closing Date" means the date of the Closing established pursuant to Section 4.1 hereof.

"Closing Date Cash Payment" has the meaning set forth in Section 3.2(b).

"COBRA" means Consolidated Omnibus Budget Reconciliation Act, as amended.

"Code" means the Internal Revenue Code of 1986, as amended, and the rules and regulations promulgated thereunder.

"Consulting Agreements" has the meaning set forth in Section 9.5(c).

"Contracts" means all contracts, agreements, understandings, notes, instruments, leases, subleases, mortgages, licenses, commitments or binding arrangements, express or implied, oral or written, of any kind or nature whatsoever by which any Person is bound, and all amendments thereto.

"Cut-Off Date" has the meaning set forth in Section 12.1(b).

"Damages" has the meaning set forth in Section 11.1.

"Determination" has the meaning set forth in Section 3.2(c).

"Environmental Law" means any federal, state, local or foreign statute, regulation, ordinance, order, agreement, permit, plan, rule of common law or other legal requirement in any way relating to the protection of human health, the environment and natural resources, or relating to Hazardous Substance handling, treatment, storage, disposal or transportation, or arranging therefor, and all amendments thereto, and any analogous state and local laws and the regulations promulgated pursuant thereto.

"ERISA" means the Employee Retirement Income Security Act of 1974, as amended, and the rules and regulations promulgated thereunder.

"Estimated Working Capital Amount" has the meaning set forth in Section 3.2(a).

"Exception Documents" has the meaning set forth in Section 8.5(a).

"Excluded Assets" has the meaning set forth in Section 2.2.

"Fundamental Reps" means, collectively, Section 6.1 (Organization), Section 6.2 (Authority; Binding Effect), Section 6.5 (Financial Statements), Section 6.6(a) (Title and Condition of Assets), Section 6.7(b) (Intellectual Property), Section 6.9 (Taxes), Section 6.16 (Brokers and Finders), Section 7.1 (Organization), Section 7.2 (Authority; Binding Effect) and Section 7.5 (Brokers and Finders).

"GAAP" means United States generally accepted accounting principles consistently applied.

"Hazardous Substance" means any substance, material or waste which is regulated, classified, or otherwise characterized under or pursuant to any Environmental Law as "hazardous," "toxic," "pollutant," "contaminant," "radioactive," "biohazard," or words of similar meaning or effect, including petroleum and its compounds and by-products, asbestos, polychlorinated biphenyls, radon, mold or other fungi, and urea formaldehyde insulation.

"Indemnified Party" has the meaning set forth in Section 11.3.

"Indemnifying Party" has the meaning set forth in Section 11.3.

"Inspections" has the meaning set forth in Section 8.5(b).

"Intellectual Property" has the meaning set forth in Section 6.7(a).

"Inventory" means the aggregate value of the inventory of merchandise for resale of the Business as of Closing that is good, saleable and turning in the ordinary course of business and comprises a part of the Assets, with the amount of such inventory to be based upon a physical inventory account taken jointly by representatives of Buyer and representatives of Seller on the Closing Date, and the value of such inventory to be based upon the manufacturer's list price less cash discounts and manufacturer off invoice allowances available for retail, as shown on the books and records of Seller as of Closing.

"IRS" means the United States Internal Revenue Service.

"Knowledge" means (i) with respect to Seller, all facts and information which are either within the actual knowledge of any of the Specified Shareholders, or that should have been known to such persons in the exercise of reasonable care and after due inquiry, and (ii) with respect to Buyer, all facts and information which are either within the actual knowledge of any of the executive officers or directors of Buyer, or that should have been known to such persons in the exercise of reasonable care and after due inquiry.

"Lease Value" means the aggregate amount of liabilities under the leases relating to truck equipment leases identified on Schedule 1.1 hereto being satisfied, paid and discharged by Seller prior to Closing.

"Lien" means any lien, pledge, claim, charge, security interest, hypothecation or encumbrance of any nature whatsoever.

"Material Adverse Effect" means with respect to the consequences of any event, fact or circumstance (including the occurrence or non-occurrence of any event, fact or circumstance) applicable to Seller or the Business, that such event, fact or circumstance has caused, is causing or is reasonably likely to cause, directly, indirectly or consequentially, singularly or in the aggregate with other events, facts or circumstances, any material adverse effect on the Assets or the financial condition, operating results or operations of Seller or the Business or any Damages in excess of $100,000; provided, however, that in no event shall any of the following changes, in and of themselves, constitute a "Material Adverse Effect": (i) any change resulting from conditions affecting the wholesale distribution industry generally and which does not have a disproportionate effect on the Business, (ii) any change resulting from general business or economic conditions in the United States which does not have a disproportionate effect on the Business, or (iii) any change resulting from compliance by Seller with the terms of, or the taking of any action contemplated by, this Agreement.

"Neutral Accountant" has the meaning set forth in Section 3.2(d).

"Notice Period" shall have the meaning set forth in Section 11.3(a).

"Organizational Documents" of an entity means (a) (i) if a corporation, its articles of incorporation or certificate of incorporation, as the case may be, and bylaws, (ii) if a limited liability company, its certificate of formation or articles of organization, as the case may be, and limited liability company agreement or operating agreement, as the case may be, (iii) if a limited partnership, its certificate of limited partnership and agreement of limited partnership, (iv) if a general partnership, its partnership agreement, and (b) any other Contracts relating to the creation, formation, organization, governance or ownership of such entity.

"Permitted Encumbrances" has the meaning set forth in Section 4.2(a).

"Person" means a natural person, partnership, limited partnership, joint venture, corporation, limited liability company, trust, government, government agency and any other legal entity.

"Phase I and/or Phase II environmental site assessments" has the meaning set forth in Section 8.5(b).

"Prepaid Assets" means the aggregate amount of prepaid expenses, including, but not limited to, prepaid inventory of the Business included on Schedule 2.1(f) hereto being acquired by Buyer as of the Closing, as mutually agreed upon by Buyer and Seller from the books and records of Seller as of Closing.

"Promissory Note" has the meaning set forth in Section 3.1.

"Purchase Price" has the meaning set forth in Section 3.1.

"Real Property" means (i) the real property identified on Schedule 2.1(a) hereto, and (ii) the leasehold estates in real property created by the leases and subleases, if any, included among the Contracts listed on Schedule 2.1(b) or Schedule 6.8 hereto.

"Reference Point" has the meaning set forth in Section 3.2(a).

"Required Financial Statements" has the meaning set forth in Section 8.7.

"Retained Liabilities" has the meaning set forth in Article 5 hereof.

"Review Period" has the meaning set forth in Section 3.2(c).

"Revenue Department" has the meaning set forth in Section 4.4(b).

"Shareholders" means all of Persons owning capital stock or any securities convertible into capital stock of Seller.

"Specified Shareholder" means each of Jonathan D. Burkland and Robert B. Hackett Sr.

"Stop Order" has the meaning set forth in Section 4.4(b).

"Supplemental Information" has the meaning set forth in Section 8.13.

"Survey" has the meaning set forth in Section 8.5(a).

"Tax" or "Taxes" means all taxes, levies or other similar governmental charges or fees of any kind whatsoever, including all federal, state, local and foreign income, corporation, gross receipts, franchise, capital gains, transfer, registration, sales, use, occupation, property (personal or otherwise), ad valorem, excise, cigarette, tobacco, escheatment, unclaimed property, windfall profits, stamp, payroll, worker's compensation disability, withholding, social security, alternative, add-on and other taxes (whether payable directly or by withholding and whether or not requiring the filing of a tax return), and all estimated taxes, additions to tax, and penalties and interest imposed thereon or with respect thereto.

"Title Company" means a title insurance company selected by Buyer.

"Title Commitment" has the meaning set forth in Section 8.5(a).

"Title Policy" means one or more policies of title insurance under which the Title Company insures, as the case may be, title to, or the leasehold interest in, the Real Property included in the Assets and which conform to the following specifications:

(a)The form of the policy will be the current approved form of ALTA Owner's Policy;
(b)The policy will be issued and underwritten by the Title Company;
(c)The insured will be Buyer (and/or its designated affiliate);
(d)The policy will be in an amount reflecting the value of the interests insured, consistent with Schedule 3.3 hereto;
(e)There will be no exceptions to coverage other than the Permitted Encumbrances. Except with respect to the Permitted Encumbrances, the Title Policy shall not contain any exceptions with respect to:
(i)Rights or claims of parties in possession;
(ii)Encroachments, overlaps, boundary line disputes or any other matters which would be disclosed by an accurate survey and inspection;
(iii)Easements or claims of easements not shown by the public records;
(iv)Any Lien, or right to a Lien, for services, labor or materials heretofore or hereafter furnished; and
(v)Any other exceptions which may be designated or included as standard exceptions in the area where such Real Property is located; and
(f)The policy will contain such endorsements as Buyer may reasonably require (and specified by Buyer prior to Closing), including a zoning endorsement showing the zoning classification of the Real Property and confirming that the current use of such Real Property is in conformance with the applicable zoning laws and use restrictions. Buyer shall pay for any and all endorsements required by Buyer hereunder.

"Vacation Accrual" means the aggregate liability for unused vacation time to which employees of the Business who are hired by Buyer are entitled as of the Closing (regardless of whether such unused vacation time and sick time is accrued on the books and records of Seller), as mutually agreed upon by Buyer and Seller from the books and records of Seller as of Closing.

ARTICLE 2. PURCHASE AND SALE OF ASSETS
2.1Assets. Subject to the terms and conditions hereof, at the Closing Seller shall validly sell, assign, transfer, grant, bargain, deliver and convey to Buyer (or its designated affiliate) its entire right, title and interest in and to all of the assets and properties owned by Seller and used by Seller in the Business of every type and description, tangible and intangible, wherever located and whether or not reflected on the books and records of Seller (collectively, the "Assets"), including the following assets and properties (but specifically excluding the Excluded Assets):

(a)The real property and fixtures described on Schedule 2.1(a) hereto;
(b)All rights of Seller under the Contracts of the Business set forth on Schedule 2.1(b) hereto (collectively, the "Assumed Contracts"); provided that, with respect to any such Contracts that are not capable of being assigned or transferred to Buyer without the consent or waiver of any other Person, such Contracts shall be assigned and transferred to Buyer only to the extent that such consents or waivers have been obtained and are in full force and effect at the Closing;
(c)All fixed assets and other personal property of the Business, including office supplies, office furniture, computer hardware and software, business machines, machinery, equipment (including vehicles, tools, supplies and leasehold improvements), and including the fixed assets and personal property set forth on Schedule 6.6(d) hereto;
(d)All inventories of merchandise, finished goods and supplies of the Business, on hand and in transit;
(e)All customer trade accounts receivable arising from the Business and owned by Seller as of the Closing Date, as reflected on the books and records of Seller, including receivables, notes, and other evidences of amounts receivable by the Business (in each case, only to the extent that such receivable are current within their stated terms or, if not current, are otherwise agreed upon by Buyer and Seller), and any charged off accounts, whether or not such accounts currently have legal judgments (or other forms of liens or legal encumbrances) granted in favor of Seller (collectively, the "Accounts Receivable") (but, for the avoidance of doubt, excluding any items included in the definition of Excluded Assets, including, without limitation, all accrual and amounts receivable and payable with respect to manufacturer's rebate or other accrual programs applicable to the Business);
(f)The Prepaid Assets of the Business set forth on Schedule 2.1(f) hereto; and
(g)Except for any Excluded Assets set forth on Schedule 2.2, all telephone numbers, telephone lists, Business records and files, customer lists, promotional materials, proprietary marketing products and applications, intangible property, Intellectual Property and goodwill of the Business, including, but not limited to, all trademarks, service marks, trade names, Internet domain names and corporate names, and similar designations of source or origin, including all common law marks, and other intellectual property rights set forth on Schedule 6.7 hereto and all goodwill and other rights associated therewith and the corporate name of Seller.

2.2Excluded Assets. Described on Schedule 2.2 hereto are those assets and properties owned or used by Seller that are being retained by Seller, are specifically not being purchased by or transferred to Buyer and are excluded from the Assets (the "Excluded Assets").
2.3Non-Assignable Contracts. This Agreement and any document delivered hereunder shall not constitute an assignment or an attempted assignment by Seller of any right contemplated to be assigned to Buyer hereunder as a part of the Assets:
(a)Which is not assignable by Seller without the consent of a third party if such consent has not been obtained and such assignment or attempted assignment would constitute a breach thereof; or
(b)If the remedies for the enforcement or any other particular provisions thereof available to Seller would not pass to Buyer.

Seller shall use commercially reasonable efforts to obtain such consents of third parties as may be necessary for the assignment of any such right by Seller. To the extent that such right of Seller is not assignable or where consents to the assignment thereof cannot be obtained as herein provided, Seller shall, at the Closing, assign to Buyer the full benefit thereof and, at Buyer's request, take such other actions as are reasonable and lawful as to Seller and Buyer, and which result in the respective benefits and obligations being apportioned between Seller, on the one hand, and Buyer, on the other hand, in a manner that furthers the purpose and intent of this Agreement.

ARTICLE 3. PURCHASE PRICE
3.1Purchase Price. The purchase price for the Assets shall be $18,900,000, subject to adjustment pursuant to Section 3.2 hereof (the "Purchase Price"). The Purchase Price shall be payable by Buyer to Seller as follows: (a) $3,900,000 in the form of a promissory note of Buyer made payable to Seller substantially in the form of Exhibit A hereto (the "Promissory Note"); and (b) the remaining amount of Purchase Price in cash (the "Cash Purchase Price").
3.2Purchase Price Adjustment.
(a)At the Closing, the Cash Purchase Price shall be adjusted based on the estimated aggregate value of Accounts Receivable, Inventory and Prepaid Assets (such aggregate value, the "Estimated Working Capital Amount") as compared to a $14.7 million reference point (the "Reference Point"), and further adjusted based on the Lease Value and Vacation Accrual.  The Cash Purchase Price shall be: (i) increased by the amount, if any, by which the Estimated Working Capital Amount exceeds the Reference Point; (ii) decreased by the amount, if any, by which the Reference Point exceeds the Estimated Working Capital Amount; (iii) increased by the Lease Value, if any; and (iv) decreased by the Vacation Accrual.
(b)The net amount after giving effect to the adjustments set forth in Section 3.2(a) above shall be the "Closing Date Cash Payment". Any adjustments made pursuant to this Section 3.2 shall be treated as an adjustment to the Purchase Price by the parties for Tax purposes, unless otherwise required by law.

(c)Within ten (10) days following Closing, Buyer shall provide Seller with a written determination of aggregate value of Accounts Receivable, Inventory and Prepaid Assets as of the Closing Date (the "Determination").  Seller shall have a period of ten (10) days after receipt of the Determination (the "Review Period") to furnish to Buyer written notification of any objections to the aggregate value of Accounts Receivable, Inventory and Prepaid Assets stated in the Determination.  Buyer shall provide Seller with reasonable access to all records and work papers necessary to compute and verify the Determination. If Seller fails to give said notice within the Review Period, then the valuation of Accounts Receivable, Inventory and Prepaid Assets stated in the Determination shall be final, and within ten (10) days after the Review Period, Buyer’s Determination shall become final and binding.  In the event there is a good faith dispute as to any portion of the Determination, all undisputed amounts shall be paid within ten (10) days after the Review Period.
(d)If the Seller timely objects to the Determination during the Review Period, then Seller and Buyer shall attempt in good faith to resolve such dispute within thirty (30) days from the end of the Review Period. If Seller and Buyers cannot reach agreement within such thirty (30) day period, then the dispute shall be promptly referred to a third-party regionally recognized certified public accountant with no preexisting relationship with either Buyer, Seller, or their affiliates (the "Neutral Accountant") mutually agreed upon by Buyer and Seller.  Each party shall thereupon furnish to the Neutral Accountant such reasonable work papers and other documents and information relating to the calculation of the Determination as that party desires or as the Neutral Accountant requests, and each party will be afforded the opportunity to present information to the Neutral Accountant and to discuss the determination of the Determination with the Neutral Accountant.  Following such review, the Neutral Accountant shall deliver a written opinion setting forth its final determination of the aggregate value of Accounts Receivable, Inventory and Prepaid Assets as of the Closing Date, which shall be final, binding and conclusive on the parties and shall be used in computing the amount of any adjustment to the Purchase Price. All fees and expenses of the Neutral Accountant shall be shared equally between Seller and Buyer. All amounts payable by either Buyer or Seller pursuant to this Section 3.2 shall be paid within ten (10) days after the date on which the Neutral Accountant delivers its written opinion setting forth its final determination as provided in this Section 3.2(d).
(e)In the time provided in Section 3.2(c) or 3.2(d), as applicable, the Cash Purchase Price shall be adjusted in the following manner: either (1) an increase by the amount, if any, by which the Actual Working Capital Amount (as defined below) is greater than the Estimated Working Capital Amount, or (2) a decrease by the amount, if any, by which the Actual Working Capital Amount is less than the Estimated Working Capital Amount.  For purposes of this Section, "Actual Working Capital Amount" shall be the final determination of the aggregate value of Accounts Receivable, Inventory and Prepaid Assets as of the Closing Date. If Actual Working Capital exceeds Estimated Working Capital, Buyer shall pay an amount equal to such excess to Seller within the time periods provided in Section 3.2(c) or 3.2(d), as applicable.  If Estimated Working Capital exceeds Actual Working Capital, Seller shall pay an amount equal to such excess to Buyer within the time periods provided in Section 3.2(c) or 3.2(d), as applicable; provided that if

Seller fails to timely make such payment, Buyer shall be entitled to offset such amount against any amounts due or to become due to Seller under the Promissory Note, in addition to Buyer's other remedies.  The exercise of such right of offset by Buyer in good faith, whether or not ultimately determined to be justified, will not constitute a breach or violation of any provision of this Agreement or any agreements contemplated hereby (including, without limitation, the Promissory Note).
3.3Allocation of Purchase Price. Buyer and Seller agree to allocate the Purchase Price to the Assets in the manner provided on Schedule 3.3 hereto. Buyer and Seller shall file and cause to be filed all Tax returns, and execute such other documents as may be required by any taxing authority, in a manner consistent with Schedule 3.3. Buyer and Seller shall prepare IRS Form 8594 pursuant to Section 1060 of the Code relating to the transactions contemplated by this Agreement based on Schedule 3.3 and deliver such form to each other. Buyer and Seller shall file, or cause the filing of, such form with each relevant taxing authority.
3.4Noncompetition Agreement. At the Closing on the Closing Date, Seller and each Specified Shareholder will enter into the Noncompetition Agreement in the form attached hereto as Exhibit F.
ARTICLE 4. CLOSING
4.1Closing Date. Subject to earlier termination of this Agreement pursuant to Article 12, the Closing will take place at the offices of Seller, located at 2500 N. Main Street, Suite 3, East Peoria, Illinois 61611, or by exchange of executed documents by electronic transmission (followed by an exchange of executed originals after the Closing), at 10:00 a.m. CT on the later of (i) the third business day after satisfaction or waiver of the conditions set forth in Articles 9 and 10 required to be satisfied prior to the Closing (other than those conditions that by their terms are to be satisfied at the Closing, but subject to the satisfaction or waiver of such conditions), and (ii) such other date as Buyer and Seller may agree in writing; provided, however, that the Closing shall not occur earlier than March 22, 2024. Such date is referred to as the "Closing Date." The Closing will be deemed effective for all purposes hereunder as of 12:01 a.m. on the Closing Date.
4.2Transfer of Assets. At the Closing:
(a)Seller shall sell, transfer, assign, grant, bargain, deliver and convey to Buyer all right, title and interest in and to the Assets, free and clear of any and all Liens (except that the Real Property included in the Assets may be subject to (i) the Liens identified on Schedule 4.2(a) hereto, and (ii) statutory liens for current Taxes with respect to the Assets, including the Real Property, that are not yet due and payable (collectively, the "Permitted Encumbrances")). The transactions contemplated by this Section 4.2(a) shall be effected or evidenced by delivery by Seller to Buyer of bills of sale, assignments, special warranty deeds and other documents of transfer, each of which must be acceptable in form and substance to Buyer and Seller.

(b)Buyer shall assume the obligations of Seller accruing after the Closing (and not attributable to any violation, breach or failure to perform occurring prior to the Closing) under the Assumed Contracts (collectively, the "Assumed Liabilities").
4.3Payments by Buyer. Subject to the terms and conditions of this Agreement, Buyer shall make the following payments:
(a)At the Closing, Buyer will deliver to Seller the aggregate amount equal to the Closing Date Cash Payment by bank wire transfer of immediately available federal funds to an account designated by Seller.
(b)At the Closing, Buyer will deliver to Seller the Promissory Note.
4.4Sales and Transfer Taxes; Bulk Sales; Proration of Real Property Taxes.
(a)Sales and Transfer Taxes. Seller shall be responsible for and agree to pay when due all sales, use, transfer and other like Taxes arising out of the transfer of the Assets by Seller and the other transactions contemplated hereunder.
(b)Bulk Sales. No later than ten (10) business days after the execution and delivery of this Agreement by Seller and Buyer, Buyer shall file a notice of sale of business assets with the Illinois Department of Revenue Bulk Sales Unit pursuant to 35 ILCS 120/5 and 5/902 (the "Revenue Department"). Seller shall cooperate and provide such information as necessary in connection with the filing of such notices. In connection with the sale of the Real Property to Buyer, Seller agrees to pay any and all taxes and fees arising under the bulk sales laws of the State of Illinois ("Bulk Sales"). It shall be a condition precedent to the obligation of Buyer to close the transaction contemplated in this Agreement that Buyer receive Bulk Sales release letters from the Revenue Department; provided, however, in the event that prior to Closing, the Revenue Department issues a certificate or statement (a "Stop Order") either stating that any tax, fee, penalty, or interest is assessed against Seller but unpaid or directing Buyer to withhold funds from the purchase price, Buyer may withhold from the Purchase Price an amount equal to the amounts set forth in such Stop Order and deposit such amounts with the Title Company, as escrowee, which shall be held and disbursed by the Title Company pursuant to an escrow agreement to be executed by Buyer, Seller, and the Title Company, as escrowee, on the Closing Date, which escrow agreement shall be in a form reasonably satisfactory to Buyer and Seller and in compliance with applicable Bulk Sales laws and shall provide for the immediate release of the deposited funds to the Revenue Department if any such tax, fee, penalty, or interest is claimed against Buyer ("Bulk Sales Escrow"). Seller hereby agrees to indemnify Buyer and hold Buyer harmless from and against any and all claims brought by the Revenue Department seeking to recover any unpaid taxes, fees, penalties, or interest owed by Seller under the aforesaid acts resulting from the Buyer's purchase of the Real Property.
(c)Proration of Real Property Taxes. All Taxes applicable to the Real Property for any fiscal years of the applicable taxing authorities prior to the year of Closing, including any penalties and/or interest thereon, shall be paid by Seller at or before Closing.  All Taxes applicable to the Real Property for the fiscal year of the applicable taxing authorities during which the Closing occurs shall be prorated as of the Closing Date based upon the most recent ascertainable amount of such Taxes. For the avoidance of doubt, an illustrative example of Seller's real estate Tax liability and obligation utilizing a hypothetical March 31, 2024 Closing Date would be calculated as follows: (i) all real estate Taxes assessed and not paid for the calendar year 2023, plus (ii) all estimated real estate Taxes due for January 2024 through and including March 2024.
4.5Uncollected Accounts Receivable. During the sixty (60) days following the Closing Date, Buyer will use its commercially reasonable efforts to collect the accounts receivables that were included in the calculation of the Purchase Price in a manner consistent with Buyer's normal practices, but shall not be obligated to initiate or participate in any litigation, retain a professional collection agency, grant any financial or other accommodation to any third party or incur any third party costs in such collection efforts. From time to time and upon request, Buyer will provide information concerning such unpaid accounts receivable as reasonably requested by Seller. Upon the expiration of such sixty (60) day period, Buyer will review the remaining outstanding accounts receivable that were included in the calculation of the Purchase Price and will notify Seller of such remaining outstanding accounts receivable, on a customer by customer basis. Within ten (10) days after receipt of such notice, Seller shall pay to Buyer an amount equal to the book value for such remaining outstanding accounts receivable (utilizing the same book value for such outstanding accounts receivable as was determined, and adjusted as necessary, by mutual agreement of Buyer and Seller in accordance with Section 3.2); provided that if Seller fails to timely make such payment, Buyer shall be entitled to offset the amount equal to the book value for such remaining outstanding accounts receivable pursuant to this paragraph against any amounts due or to become due to Seller under the Promissory Note, in addition to Buyer's other remedies. The exercise of such right of offset by Buyer in good faith, whether or not ultimately determined to be justified, will not constitute a breach or violation of any provision of this Agreement or any agreements contemplated hereby (including, without limitation, the Promissory Note).
ARTICLE 5. LIABILITIES NOT ASSUMED BY BUYER

Anything in this Agreement to the contrary notwithstanding, Seller shall be responsible for all liabilities and obligations of Seller and the Business not hereby expressly assumed by Buyer (the "Retained Liabilities"), and Buyer shall not assume, or in any way be liable or responsible for, any liabilities or obligations of Seller or of the Business, except the Assumed Liabilities. Without limiting the generality of the foregoing, Buyer shall not assume, or in any way be liable or responsible for, the following Retained Liabilities:

(a)Any liability or obligation of Seller arising out of or in connection with the negotiation and preparation of this Agreement and the consummation and performance of the transactions contemplated hereby, including any Tax liability or claims of Shareholders so arising;
(b)Any liability or obligation of Seller with respect to employment or consulting agreements, pension, profit sharing, health, welfare and other Benefit Plans, or amounts owing for commissions or compensation, termination, severance or other payments to the present or former employees, officers, directors, managers, partners or shareholders of Seller, including any of the contribution history or existing withdrawal liabilities associated with any multi-employer pension plan and any withdrawal liability directly or indirectly resulting from the sale of the Assets under Subtitle E, Part 1 of ERISA, in each case that are attributable to conditions existing or events occurring prior to the Closing or that are triggered by the consummation of the transactions contemplated by this Agreement;
(c)Any obligations or liabilities with respect to the present or former employees, officers, directors, managers, partners or shareholders of Seller to the extent arising out of their employment of position with Seller, including claims under any federal, state, local or other laws, statutes, rules, regulations, ordinances, codes, orders or authorizations, including worker's compensation claims, ERISA claims, COBRA claims, age claims, civil rights laws claims, claims under the Fair Labor Standards Act, claims under the Labor Management Relations Act, employment discrimination claims of all types, sexual harassment claims, pension fund liability (whether for current or unfunded accrued liabilities), Americans With Disabilities Act claims and Occupational Safety and Health Act claims, and any obligations or liabilities with respect to the consultants of Seller to the extent arising out of their engagement with Seller;
(d)Any liability or obligation of Seller arising under any Assumed Contract that is attributable to any violation, breach or failure to perform occurring prior to Closing, and any liability or obligation of Seller arising under any Contract that is not assumed by Buyer;
(e)Any liability or obligation of Seller, or any consolidated group of which Seller is a member, for any foreign, federal, state, county or local Taxes of any kind or nature, or any interest or penalties thereon;
(f)Any liability or obligation under COBRA or other applicable law with respect to employees of Seller (whether salary, hourly or otherwise) who are not employed by Buyer immediately upon Closing;
(g)Any liability or obligation of Seller arising under any commercial or other insurance policy, including, but not limited to, any premiums, letters of credit or payments for "run-off" coverage; or
(h)Any liability or obligation of Seller in respect of any Excluded Asset.
ARTICLE 6. REPRESENTATIONS AND WARRANTIES OF SELLER

Seller represents and warrants to Buyer as follows:

6.1Organization. Seller is a corporation duly organized, validly existing and in good standing under the laws of the State of Illinois. Seller has the requisite power and authority to own, operate and lease its assets and to conduct the Business as and where the Business is now conducted by it. Seller does not own any subsidiary and does not hold any equity or other ownership interest in any other Person. Seller is qualified to do business and is in good standing under the laws of each jurisdiction in which the nature of its Business or of the properties owned or leased by it makes such qualification necessary, which jurisdictions are Illinois, Iowa, Indiana and Missouri.

6.2Authority; Binding Effect. Seller and each Specified Shareholder has the right, power, authority, and capacity to execute and deliver this Agreement and all other agreements contemplated hereby to be entered into by Seller or such Specified Shareholder, to perform the obligations hereunder and thereunder on its or their part to be performed and to consummate the transactions contemplated hereby and thereby. The execution and delivery by Seller and each Specified Shareholders of this Agreement and all other agreements and documents contemplated hereby to be entered into by any of them and the performance by Seller and each Specified Shareholders of their respective obligations hereunder and thereunder have been duly approved by all necessary action, and no further approvals are required by the officers, directors, managers or shareholders of Seller in connection therewith. The board of directors of Seller has unanimously approved Seller's execution and delivery of this Agreement and all other agreements contemplated hereby and thereby and Seller's performance of its obligations hereunder and thereunder and all requisite Shareholders have approved the sale of the Assets to Buyer, and all of the Shareholders have waived any and all appraisal rights or rights to dissent to the transactions contemplated hereunder or thereunder pursuant to applicable law or Seller's Organizational Documents. This Agreement constitutes, and when executed and delivered, all other agreements contemplated hereby to be entered into by Seller or any Specified Shareholder constitute, the legal, valid, and binding obligations of Seller or Specified Shareholder a party thereto, enforceable against Seller or Specified Shareholder a party thereto in accordance with their respective terms, except as enforcement may be limited by bankruptcy, insolvency, reorganization, moratorium, or other similar laws relating to or affecting creditors' rights generally and to general equity principles (whether such enforceability is considered in a proceeding at law or in equity).
6.3No Creation of Violation, Default, Breach or Encumbrance. The execution, delivery and performance of this Agreement and all other agreements contemplated hereby by Seller and each Specified Shareholder a party thereto does not (a) violate (i) any statute, rule or regulation to which such Person is subject or (ii) any order, writ, injunction, decree, judgment or ruling of any court, administrative agency or governmental body to which such Person is subject, (b) conflict with or violate any provision of the Organizational Documents of Seller, or (c) assuming receipt of the consents set forth in Schedule 6.3 hereto, require the consent of any Person or result in the breach of or constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) under, violate, conflict with, breach or give rise to any right of termination, cancellation or acceleration of, or to a loss of benefit to which Seller is entitled, under any Contract to which Seller is a party.
6.4Compliance With Law. Seller is not in violation of any statute, law, rule or regulation, or any order, writ, injunction or decree of any court, administrative agency, governmental body or arbitration tribunal, to which Seller or any of the Assets is subject in connection with the operation of the Business.

6.5Financial Statements.
(a)Seller has delivered to Buyer (i) the audited balance sheets of Seller as of December 31, 2022 and January 1, 2022, respectively, and the related audited statements of operations for each of the three respective fiscal years then ended, and the notes thereto, together with the report of such Seller's independent certified public accountants thereon, (ii) the unaudited balance sheet of Seller as of December 31, 2023, and the related internal statements of operations for the 12 months then ended, and (iii) the unaudited balance sheet of Seller as of January 27, 2024, and the related internal statements of operations for the one month then ended.
(b)The financial statements referred to in Section 6.5(a) above fairly present the financial position and results of operation of Seller as of the relevant dates thereof and for the periods covered thereby in accordance with GAAP, subject, in the case of the unaudited financial statements, to changes resulting from normal year-end adjustments and reclassifications.
(c)Except as set forth in the December 31, 2022 audited balance sheets of Seller, Seller has no liabilities or obligations, direct or contingent, accrued or otherwise, of a nature customarily reflected in financial statements in accordance with GAAP, except those incurred after such date in the ordinary course of business consistent with past practice.
6.6Title and Condition of Assets.
(a)Seller has good and indefeasible title to all of the Assets, free and clear of all Liens (except for (i) the Liens identified on Schedule 6.6(a) which are being satisfied, discharged and released at the Closing and (ii) in the case of the Real Property included in the Assets, the Permitted Encumbrances). All of the Assets are in a Seller's possession and control. At the Closing, Seller will sell, transfer, assign, grant, bargain, deliver and convey to Buyer all right, title and interest in and to the Assets, free and clear of any and all Liens except, in the case of any Real Property included in the Assets, the Permitted Encumbrances.
(b)Seller owns or has irrevocable rights to use and is transferring to Buyer at Closing all assets, property and rights as are necessary or useful for the conduct of Business as the Business has been conducted by Seller, except for the Excluded Assets.
(c)Schedule 2.1(a) hereto contains an accurate and complete list of all real property related to the operation of the Business in which Seller has an ownership interest (including real property being conveyed to Buyer at Closing as a part the Assets), including an accurate and legally sufficient description of each parcel of such real property and the nature of Seller's interest therein.
(d)Schedule 6.6(d) hereto contains an accurate and complete list of all fixed assets and other personal property included in the Assets.

(e)Except for any Permitted Encumbrances, the Real Property and the improvements located thereon do not encroach upon any easements, rights of way or the property of others and there are no encroachments onto the Real Property from the property of others. The Assets include all utility connections, and the right to use the same, necessary for the conduct of the Business in the ordinary course and said utilities are available under public rights of way or easements benefiting the Real Property. All of the Real Property has both physical and legal access to an open and publicly-dedicated road.
(f)The conduct of the Business by Seller in the ordinary course is not dependent upon the right to use the property of others, except under valid and binding lease agreements included among the Contracts, which lease agreements are listed on Schedule 6.8 hereto. Seller has quiet and peaceable possession of the property which is the subject of such lease agreements.
(g)All inventories of Seller are in good and merchantable condition, are turning and are usable and salable in the ordinary course of the Business, and the values at which such inventories are carried on Seller's books of account fairly represent the value thereof and reflect the normal inventory valuation policy of Seller. All fixed assets and other personal property included in the Assets is in good operating condition and repair (ordinary wear and tear excepted).
(h)The accounts receivable of the Business as shown on Seller's books and records have arisen in the ordinary course of business, represent valid and enforceable obligations owed to Seller and are recorded as trade accounts receivable on the books of Seller in accordance with GAAP.
6.7Intellectual Property.
(a)Schedule 6.7 hereto contains a complete and correct list of all registered and/or licensed Intellectual Property, as well as all other trademarks, service marks, trade names, and Internet domain names used in the operation of the Business. "Intellectual Property" means all rights in proprietary information and intellectual property, including all patents, patent applications, patent disclosures and patentable inventions; all trademarks, service marks, trade dress, trade names, and Internet domain names and corporate names, and similar designations of source or origin, including all common law marks and the goodwill symbolized by all the foregoing; all rights of publicity and privacy; all registered and unregistered copyrights; all registrations, applications and renewals for any of the foregoing; all licenses of rights in computer software, trademarks, patents, copyrights and other intellectual property; and all trade secrets, confidential information, business methodologies, ideas, know-how, processes and techniques, inventions, research and development information, plans, improvements, proposals, technical and computer data, documentation, financial, business and marketing plans, and client, customer and supplier lists and related information.
(b)Seller owns, or has the license or right to use, all Intellectual Property used, held by, or licensed to a Seller in the operation of the Business, and none of such Intellectual Property has expired, been abandoned or canceled. Seller is transferring to Buyer at Closing all of Seller's Intellectual Property that is currently or has in the past been used in the operating of the Business and/or that is otherwise related to the Business (other than those items specifically identified as Excluded Assets on Schedule 2.2).
(c)None of Seller's Intellectual Property is subject to any pending or threatened challenge or infringement. To the Knowledge of Seller, the operation of the Business as currently operated does not infringe the Intellectual Property of any Person. Seller has not received any written claim alleging that Seller is infringing the Intellectual Property of any Person.
(d)To the Knowledge of Seller, all Business IT Systems are in good working condition and are sufficient for the operation of the Business as currently conducted. To the Knowledge of Seller, in the past two (2) years, there has been no malfunction, failure, malware or phishing attack, continued substandard performance, denial-of-service or other cyber incident, including any cyberattack or other impairment of the Business IT Systems. Seller has taken commercially reasonable steps to safeguard the confidentiality, availability, security and integrity of the Business IT Systems, including implementing and maintaining appropriate backup, disaster recovery and software and hardware support arrangements.
(e)To the Knowledge of Seller, Seller has complied with all applicable laws and all internal or publicly posted policies, notices and statements concerning the collection, use, processing, storage, transfer and security of personal information in the conduct of the Business. To the Knowledge of Seller, in the past five (5) years, Seller has not (i) experienced any actual, alleged, or suspected data breach or other security incident involving personal information in its possession or control or (ii) been subject to or received any notice of any audit, investigation, complaint or other action by any governmental authority or other Person concerning Seller's collection, use, processing, storage, transfer or protection of personal information or actual, alleged or suspected violation of any applicable law concerning privacy, data security or data breach notification, in each case in connection with the conduct of the Business, and there are no facts or circumstances that could reasonably be expected to give rise to any such action.
6.8Contracts.
(a)Schedule 6.8 hereto lists all Contracts related to the operation of the Business to which Seller is a party or by which it or any of its assets or properties are bound, including leases of real or personal property (other than those Contracts specifically identified as Excluded Assets on Schedule 2.2). Accurate and correct copies of each such Contract has been delivered to Buyer.
(b)(i) Seller is not in default under or in breach of any Assumed Contract, and to the Knowledge of Seller, no other parties to any Assumed Contract is in default thereunder or in breach thereof; (ii) to the Knowledge of Seller, there are no facts or conditions that, if continued or noticed, would result in a default or breach by Seller or any other Person under any Assumed Contract; (iii) Seller has not received any notice that any Person intends to cancel, modify or terminate any Assumed Contract, and Seller has not given any notice of cancellation, modification or termination of any Assumed Contract; (iv) each Assumed Contract is in full force and effect and embodies the complete understanding between the parties thereto with respect to the subject matter thereof; (v) each Assumed Contract is a valid and binding agreement enforceable in accordance with its terms, except as enforcement may be limited by bankruptcy, insolvency, reorganization, moratorium, or other similar laws relating to or affecting creditors' rights generally and to general equity principles (whether such enforceability is considered in a proceeding at law or in equity); and (vi) no consent or approval of any Person pursuant to any Assumed Contract is required for the consummation of the transactions contemplated herein except as set forth on Schedule 6.8 hereto or as have already been obtained.
(c)With the exception of this Agreement, neither Seller nor any Specified Shareholder or any of their respective affiliates has entered into any Contract or granted any option to sell or otherwise transfer, directly or indirectly, all or a significant part of the capital stock, equity ownership interests or assets of Seller.
6.9Taxes.
(a)Seller has timely filed with all appropriate governmental agencies all Tax or information returns and Tax reports required to be filed. All such returns and reports were correct and complete and were prepared in accordance with applicable laws and regulations; and all Taxes of Seller, and all interest, penalties, assessments or deficiencies claimed to be due by any such taxing authority with respect to the foregoing, regardless of whether reflected on such returns, have been fully paid.
(b)Seller has made adequate accruals for the payment of all Taxes payable in respect of the period subsequent to the last period for which such Taxes were paid, and, to the Knowledge of Seller, Seller has no liability for such Taxes in excess of the amounts so paid or accruals so made.
(c)Seller has complied with all applicable laws relating to the withholding of Taxes and has, within the time and within the manner prescribed by law, withheld and paid over to the proper taxing authorities all amounts required to be withheld and paid over under all applicable laws in connection with amounts paid or owing to any employee, independent contractor, creditor, stockholder and any other third party.
6.10Books and Records. The books, records and accounts of Seller with respect to the Business (a) are accurate and complete, (b) have been maintained in accordance with good business practices on a basis consistent with prior years, (c) state in reasonable detail and accurately and fairly reflect the transactions and dispositions of any assets of Seller, and (d) accurately and fairly reflect the depreciation associated with the Assets.

6.11No Litigation. To the Knowledge of Seller, there is no action, suit, claim or legal, administrative, arbitration, condemnation or other proceeding or governmental investigation or examination or any change in any zoning or building ordinance affecting any of the Assets, pending or, to the Knowledge of Seller, threatened or injunction or orders entered, pending or threatened against any Specified Shareholder, Seller or any business, properties or assets of Seller, at law or in equity, before or by any federal, state, municipal or other governmental department, court, commission, board, bureau, agency or instrumentality, domestic or foreign, to restrain or prohibit the consummation of the transactions contemplated hereby or which, if determined adversely, is reasonably likely (a) to result in an adverse effect on the Assets or the Business, or (b) to adversely affect the consummation of the transactions contemplated by this Agreement.
6.12Employees and Labor Matters.
(a)Schedule 6.12 sets forth a list, as of the date hereof, of all salaried and hourly employees employed by Seller with respect to the Business and such employees' current compensation. There are no written or oral employment agreements, employment contracts or understandings relating to employment (other than ordinary course arrangements for "at-will" employment) to which Seller is a party with respect to the Business (other than those listed in Schedule 6.8 hereto).
(b)Seller is in compliance with all applicable laws relating to the employment of personnel and labor, including provisions thereof relating to wages and hours, sexual harassment and other hostile work environment issues, discrimination, equal opportunity, collective bargaining, plant closing and mass layoff, health and safety, immigration and the payment of employment and all other Taxes.
(c)Seller has not agreed to recognize any union or other collective bargaining representative with respect to the Business; and no union or other collective bargaining representative has been certified as the exclusive bargaining representative of any person employed by Seller with respect to the Business. There is no pending or threatened union organizational effort, labor dispute, strike, slowdown, lockout, boycott, sit-in, sick-out, union election, walkout, demonstration, leafleting, picketing, representation or certification campaign, or work stoppage relating to employees of Seller with respect to the Business and none has occurred within the immediately preceding three (3)-year period.
(d)There are no unresolved employment claims which have been filed as of the date hereof by any employee or former employee of Seller with respect to the Business that relate to arbitrations, unfair labor practice charges, employment discrimination charges, lawsuits, any employment-related tort claim or other claims or charges.
6.13Employee Benefit Plans.
(a)Each Benefit Plan is identified on Schedule 6.13 hereto. Seller has made available to Buyer, an accurate and complete copy of each of the following, as applicable, with respect to each Benefit Plan: (i) the plan document or agreement or, with respect to any Benefit Plan that is not in writing, a written description of the material terms thereof; (ii) the trust agreement, insurance contract or other documentation of any related funding arrangement; (iii) the summary plan description; (iv) the two most recent annual reports, actuarial reports and financial reports; (v) the most recent required IRS Form 5500, including all schedules thereto; and (vi) the most recent determination or opinion letter received from the IRS with respect to each Benefit Plan that is intended to be a "qualified plan" under Section 401 of the Code. Each Benefit Plan has been operated and administered by Seller in compliance with all applicable laws relating to employment or labor matters including ERISA and the Code. With respect to the Benefit Plans, individually and in the aggregate, (x) no event has occurred which would subject Seller to liability (except liability for benefits, claims and funding obligations payable in the ordinary course) under ERISA, the Code, or any other applicable statute, order or governmental rule or regulation, and (y) there has been no action, suit, grievance, arbitration or other claim with respect to the administration or investment of assets of the Benefit Plans (other than routine claims for benefits made in the ordinary course of plan administration) pending, or to the Knowledge of Seller, threatened.
(b)All contributions to and payments under any Benefit Plan required in respect of periods ending on or before the Closing Date have been made by Seller before the Closing Date.
(c)Each Benefit Plan that is intended to be a qualified plan under Section 401(a) of the Code, and each trust created thereunder, has been timely amended and restated as required by the IRS and either the applicable plan document for such qualified plan has received a favorable determination letter or, if the applicable plan document is a prototype or volume submitter plan, such plan can rely on a favorable opinion letter from the IRS, as to the qualification under the Code of such Benefit Plan and the tax exempt status of any related trust.  No event has occurred or failed to occur that could reasonably be expected to adversely affect the qualification of such Benefit Plan or the tax exempt status of such related trust.
(d)No Benefit Plan is under audit or is the subject of an investigation by the IRS, the U.S. Department of Labor, the Pension Benefit Guaranty Corporation or any other governmental entity, nor is any such audit or investigation pending or, to the Knowledge of Seller, threatened.
6.14Business Names. Seller does not do business in any state or country under any name other than "Burklund Distributors, Inc."
6.15Environmental.
(a)The operations of Seller with respect to the Business are in compliance with all applicable Environmental Laws, and to the Knowledge of Seller, no action or proceeding is pending or threatened to either challenge the compliance status or to allege a violation of Environmental Laws.

(b)Seller's disposal practices with respect to Business as they relate to Hazardous Substances have been accomplished in accordance with all applicable Environmental Laws.
(c)To the Knowledge of Seller, there is not located at the Real Property any (i) underground storage tanks, (ii) landfill, (iii) surface impoundment, (iv) disposal area or facility, (v) asbestos-containing material, (vi) equipment containing polychlorinated biphenyls, or (vii) treatment or disposal area for Hazardous Substances.
(d)To the Knowledge of Seller, there has been no "release" (as defined in the Comprehensive Environmental Response, Compensation and Liability Act of 1980 and related regulations) or threat of a "release" of any Hazardous Substances in violation of any applicable Environmental Law (i) on, at, from or affecting the Real Property or Assets, or (ii) to the Knowledge of Seller, in the vicinity of the Real Property which through soil, subsoil, bedrock, surface water or groundwater migration is reasonably likely to come to be located on or at the Real Property. "Release" has the meaning given to that term in the Comprehensive Environmental Response, Compensation and Liability Act of 1980 (42 U.S.C. § 9601, et seq.), and the regulations promulgated thereunder.
(e)Seller has provided to Buyer each environmental investigation, assessment, report, notice of violation (NOV), order, agency correspondence, administrative consent order (ACO), and other documentation relating to the environmental condition of the Real Property or Assets, or to any corresponding obligations, responsibilities or liabilities in connection with Environmental Laws, in each case, within the possession or control of Seller.
6.16Brokers and Finders. Except as set forth on Schedule 6.16 hereto, no broker or finder has acted for Seller, any Specified Shareholder or any of their respective affiliates in connection with this Agreement and the transactions contemplated hereby; and no broker or finder is entitled to any brokerage or finder's fee or other commission in respect thereof based in any way on any agreement, arrangement or understanding made by Seller, any Specified Shareholder or any of their respective affiliates.
ARTICLE 7. REPRESENTATIONS AND WARRANTIES OF BUYER

Buyer hereby represents and warrants to Seller as follows:

7.1Organization. Buyer is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware. Buyer has the requisite power and authority to own, operate and lease its assets and to conduct its business as and where its business is now conducted by it. Buyer is qualified to do business and is in good standing under the laws of the State of Illinois.
7.2Authority; Binding Effect. Buyer has the right, power and authority to execute and deliver this Agreement and all other agreements contemplated hereby to be entered into by it, to perform its obligations hereunder and thereunder on its part to be performed and to consummate the transactions contemplated hereby and thereby. The execution and delivery by

Buyer of this Agreement and all other agreements and documents contemplated hereby to be entered into by it and the performance by Buyer of its obligations hereunder and thereunder have been duly approved by all necessary action, and no further approvals are required by the officers, directors or shareholders of Buyer in connection therewith. This Agreement constitutes, and when duly executed and delivered, all other agreements contemplated hereby to be entered into by Buyer will constitute, the legal, valid and binding obligation of Buyer, enforceable against Buyer, in accordance with their respective terms, except as enforcement may be limited by bankruptcy, insolvency, reorganization, moratorium or other similar laws relating to or affecting creditors' rights generally and to general equity principles (whether such enforceability is considered in a proceeding at law or in equity).

7.3No Creation of Violation, Default, Breach or Encumbrance. The execution, delivery and performance of this Agreement by Buyer does not (a) violate (i) any statute, rule or regulation to which Buyer is subject or (ii) any order, writ, injunction, decree, judgment or ruling of any court, administrative agency or governmental body to which Buyer is subject; (b) conflict with or violate any provision of the Organizational Documents of Buyer; or (c) require the consent of any Person or result in the breach of or constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) under any Contract to which Buyer is a party, which could adversely affect the ability of Buyer to consummate the transactions contemplated by this Agreement.
7.4No Adverse Action. There is no action, suit, claim or legal, administrative, arbitration or other proceeding or investigation or examination pending or, to the Knowledge of Buyer, threatened against Buyer, and no injunction or orders entered against Buyer, at law or in equity, before or by any federal, state, municipal or other governmental department, court, commission, board, bureau, agency or instrumentality, domestic or foreign, to restrain or prohibit the consummation of the transactions contemplated hereby or which, if determined adversely, is reasonably likely to adversely affect the consummation of the transactions contemplated by this Agreement.
7.5Brokers and Finders. No broker or finder has acted for Buyer or any of its affiliates in connection with this Agreement and the transactions contemplated hereby; and no broker or finder is entitled to any brokerage or finder's fee or other commission in respect thereof based in any way on any agreement, arrangement or understanding made by Buyer or any of its affiliates.
ARTICLE 8. COVENANTS OF THE PARTIES
8.1Further Assurances. On and after the Closing Date, Seller shall execute and deliver or cause to be executed and delivered to Buyer such further instruments of transfer, assignment and conveyance and take such other action as Buyer may reasonably require to more effectively carry out the transfer of the Assets and the Business to Buyer and the consummation of the matters contemplated by this Agreement and to place Buyer in a legal position to be assured of the Assets and the Business that Buyer is acquiring under this Agreement.
8.2Delivery of Assets. At the Closing, Seller shall deliver to Buyer the Assets, including all documents, paper and electronic files, computer disks, and other documents in paper or electronic format related to the operation of the Business or the Assets, in each case, by making them available to Buyer at their present location.

8.3Employee Matters.
(a)Offers of Employment. Unless otherwise agreed upon between Seller and Buyer, at the Closing, (i) Seller will terminate its employment of each employee of Seller, and (ii) Buyer will offer employment to each such employee.
(b)COBRA. Seller shall be solely responsible for any obligations under COBRA or other applicable law, with respect to employees of Seller (whether salary, hourly or otherwise) who are not employed by Buyer immediately upon Closing.
(c)Employment-Related Claims. Seller is and shall remain solely responsible for all liability, costs and expenses (including reasonable attorneys' fees) for all existing employment claims which have been filed by any employee or former employee of Seller, governmental authority or other Person prior to the Closing Date relating to Occupational Safety and Health Act requirements or other similar safety laws, arbitrations, unfair labor practice charges, employment discrimination charges, lawsuits, any employment-related tort claim or other claims or charges of or by employees of Seller, governmental authority or other Person or any thereof filed after the Closing Date but arising as a result of actions or events or series of actions or events which occurred prior to the Closing Date.
8.4Transition of Benefit Plans.
(a)If and to the extent requested by Buyer, Seller shall amend or terminate any Benefit Plan; provided, however, any such amendment or termination shall comply with all applicable laws and shall not be required if otherwise prohibited by the terms of any applicable collective bargaining agreements. Any such amendment or termination may be made conditional upon Closing provided that such amendment or termination becomes effective immediately prior thereto.
(b)Prior to the Closing, Seller shall adopt any and all resolutions and take all other actions that are necessary or appropriate: (i) to fund each 401(k) Plan of Seller referenced on Schedule 6.13 (the “401(k) Plan”) with any profit sharing and matching contributions that have accrued as of the Closing Date or that otherwise customarily and historically would have been made by Seller prior to the 401(k) Plan’s year end; (ii) to require that all 401(k) Plan participant elective deferrals cease sufficiently in advance of the Closing Date to ensure that such elective deferrals are remitted to the 401(k) Plan prior to the Closing; (iii) except as set forth immediately above in (i) and (ii) of this paragraph, to cease all other contributions to the 401(k) Plan as of the day immediately prior to the Closing Date; (iv) to terminate the 401(k) Plan; (v) to fully vest all participant account balances in the 401(k) Plan immediately prior to the Closing Date; (vi) if so directed by Buyer in writing, to resign as plan administrator of the 401(k) Plan; and (vii) if so directed by Buyer in writing, to secure the resignation of the current trustee of the 401(k) Plan. Buyer has the right, in Buyer’s sole discretion and upon written notice to Seller, to assume full responsibility (A) to amend the 401(k) Plan following the Closing Date in such manner as is necessary for the 401(k) Plan to be in compliance with all applicable laws as of the 401(k) Plan’s termination date, and (B) in Buyer’s sole discretion, to apply for and obtain a favorable determination letter from the IRS. If Buyer elects to exercise its right under the immediately preceding sentence, Buyer will (i) provide for distribution of the assets of the 401(k) Plan, which will be following the receipt of a favorable determination letter if such letter is applied for and (ii) either accept its appointment, or will appoint an unrelated corporation, to serve as successor plan trustee and successor plan administrator of the 401(k) Plan.
8.5Title Insurance; Real Property Investigation.
(a)Within ten (10) days after the date hereof, Buyer will order (a) one or more current commitments from the Title Company setting forth the basis upon which the Title Company is willing to issue the Title Policy (collectively, the "Title Commitment"), together with legible copies of all documents creating exceptions to title or leasehold interest, as the case may be, to the Real Property included in the Assets (the "Exception Documents"), and (b) current ALTA/ACSM "as built" land surveys of each parcel of such Real Property (collectively, the "Survey"), in each case, prepared or furnished at Seller's sole cost and expense.  If the Title Commitment or the Survey disclose any Liens, easements, restrictions, reservations or other defects or any other matters objectionable to Buyer, other than Permitted Encumbrances, Buyer will advise Seller of the same in writing within fifteen (15) days after Buyer's receipt of all of the Title Commitment, the Exception Documents and the Survey (prior to Closing).  Matters not objected to by Buyer within said period shall be deemed to be additional Permitted Encumbrances.  As to any matters to which Buyer timely objects, Seller shall remedy such matters as are susceptible of being remedied to Buyer's satisfaction and, within fifteen (15) days after Buyer gives Seller notice of objection to such matters, shall have delivered to Buyer a revised Title Commitment and/or Survey reflecting that such remedy has been effected.  If Seller is unable to remedy such matters and deliver such revised Title Commitment and/or Survey in accordance with the foregoing requirements, Buyer shall have the option of (i) consummating the transaction contemplated hereby and accepting such title as Seller holds, without change in or to the terms hereof (unless such matters are encumbrances or liens for an ascertainable amount, in which case Seller shall pay the amount thereof to Buyer in cash at the Closing), or (ii) extending the Cut-Off Date to such date determined by Buyer in its sole discretion to provide Seller with additional time to remedy such matters.
(b)Buyer, together with its authorized agents, representatives, consultants, and engineers (collectively, the "Buyer Parties") shall have the right, at its sole cost and expense following the date hereof and prior to the Closing Date, to conduct or cause to be conducted any and all tests, inspections, reviews, assessments or evaluations of the Real Property, including without limitation engineering, topographic, soils, zoning, wetlands and environmental inspections (including Phase I and/or Phase II environmental site assessments to be performed by an environmental consultant selected by Buyer), and economic feasibility and financial availability analyses (collectively, the "Inspections"), as Buyer deems necessary, desirable or appropriate in order to determine whether the Real

Property is suitable for purchase by Buyer. Seller shall be entitled to have a representative present at all times during each inspection. Prior to the execution of this Agreement, Seller has provided to Buyer, at no cost to Buyer, all title, survey, engineering and environmental information and other such information about the Real Property which Seller may have in its possession. As used herein, the term "Phase I and/or Phase II environmental site assessments" includes Buyer's right to perform intrusive soil sampling/investigation to the land and improvements constituting the Real Property. Seller shall allow the Buyer Parties unlimited access to the Real Property and to other information pertaining thereto in the possession or within the control of Seller for the purpose of the Inspections.
(c)Buyer’s satisfaction of itself of the matters set forth in this Section 8.5 and Section 8.6 shall be done for Buyer’s own accounts and not as a representative or agent of Seller.  Further, except as otherwise provided in this Section 8.5 and Section 8.6, Buyer shall forever fully protect, defend and hold Seller harmless from all reasonable losses, costs, damages, attorneys’ fees and expenses of every kind and nature whatsoever which Seller may suffer, expend or incur and which arise out of, relate to, or are in any way connected with Buyer’s due diligence activities under this Section 8.5 and Section 8.6.  Buyer shall, within seven (7) days of recordation, pay and discharge of record or bond over any mechanic’s and materialmen’s liens which may arise out of, relate to, or are in any way connected with Buyer’s due diligence activities.
8.6Access to Information. Until the Closing, Seller will furnish Buyer, its shareholders, officers, employees, accountants, attorneys, representatives and agents, with all financial, operating, risk management, technical, environmental, ownership and other data and information concerning the Business and the Assets as Buyer may from time to time reasonably request and will accord Buyer or its authorized representatives access to the Assets and, to the extent relating to the Business, Seller’s books, records, files, Contracts, Benefit Plans, properties and documents. Seller will give such persons the opportunity to ask questions of, and receive answers from, appropriate representatives of Seller with respect to the Business and the Assets. Buyer and its authorized representatives shall have the right to conduct environmental site assessments, audits and testing of the Real Property, to be performed at Buyer's cost by an environmental consultant selected by Buyer. Seller will provide reasonable cooperation and assistance to Buyer in connection with obtaining an appraisal of all or any portion of the Assets in form and substance acceptable to Buyer's lender.
8.7Access to Books and Records. From and after Closing, upon reasonable notice, Buyer shall provide Seller and its authorized representatives with reasonable access (for the purpose of examining and copying), during normal business hours, to the books and records of Seller with respect to periods or occurrences prior to or on the Closing; provided, however, that such access does not unreasonably interfere with the normal business operations of Buyer. After the signing of this Agreement, Seller shall (a) reasonably cooperate promptly with, and to use their commercially reasonable efforts to cause their authorized representatives to cooperate promptly with, Buyer and its authorized representatives in connection with the preparation of any financial statements (including audited financial statements) required by applicable rules and regulations of the Securities and Exchange Commission (the "Required Financial Statements") and to consider in good faith all of Buyer's reasonable comments in connection therewith, (b) reasonably assist promptly, and use their reasonable best efforts to cause their authorized representatives to assist promptly, Buyer and its authorized representatives in connection with the preparation of any filings, documents, or other materials, including any pro forma financial statements and the consent of any auditors to the filing of the audited Required Financial Statements, that may be required in connection with the transactions contemplated by this Agreement, or otherwise in connection with Buyer's reporting obligations under applicable federal securities laws, including all applicable requirements of Regulation S-X, and (c) reasonably supply promptly and further furnish promptly, and use their reasonable best efforts to cause their authorized representatives to supply and furnish promptly, any and all information, documents, and records as Buyer may reasonably request, and provide reasonable access to Seller's personnel and facilities, in connection with the matters contemplated by this Section 8.7.

8.8Public Information. Except as may be required by law, until the Closing or termination of this Agreement, Seller and Buyer shall consult with each other with respect to the content of any communications to be made to employees, customers, suppliers and others having dealings with Seller. Seller and Buyer shall not make any public statements, including any press releases, with respect to this Agreement and the transactions contemplated hereby without the prior written consent of the other; provided, however, nothing contained herein shall prohibit Buyer or Seller, following notification to the other party and reasonable time for comment if practicable, from making any disclosure required by applicable law, judicial or administrative order or listing agreement with any national securities exchange or stock market.
8.9Actions Pending Closing. Except as contemplated by this Agreement, from the date hereof to the Closing, Seller will not take, and will cause its directors, officers, employees and the Specified Shareholders not to take, any action that would result in a violation of any of the following requirements or proscriptions, unless the prior written consent of Buyer is obtained:
(a)The Business will be carried on diligently and in the usual, regular and ordinary manner and Seller will use its commercially reasonable efforts to preserve its present business organization intact, keep available the services of its present officers and employees and preserve its present relationships with Persons having business dealings with it and will not make or institute any methods of purchase, sale, lease, management, accounting or operation in or affecting the Business that is outside the ordinary course of business or inconsistent with past practices of the Business;
(b)Seller will not increase or decrease the compensation payable or to become payable to any employee of the Business, or make any change in any insurance, pension or other employee benefit plan nor pay any commission or bonus to any of such employees other than in the ordinary course of doing business;
(c)Seller will not make any change in its sales, credit or collection terms and conditions with respect to the Business other than in the ordinary course of doing business;
(d)Seller will not (i) subject to a Lien any portion of the Assets, (ii) sell, assign, transfer, lease or otherwise dispose of any portion of the Assets, except in the ordinary course of business consistent with past practice, or acquire any assets for the

Business except in the ordinary course of business consistent with past practice; (iii) modify or change any Assumed Contract; or (iv) enter into any transaction, Contract or commitment that by reason of its size or otherwise is material to the Business or that is not in the ordinary course of the Business consistent with past practice;
(e)All of the Assets will be used, operated, maintained and repaired in a careful and efficient manner consistent with past practice;
(f)Seller will not do any act or omit to do any act, or permit any act or omission to act, that will cause a breach of any Assumed Contract;
(g)Seller will pay when due each of the following with respect to the Business: (i) all trade accounts payable; (ii) all payments required by any financing agreements, loan agreements or similar agreements; or (iii) Taxes of whatever kind or nature or payments related thereto (including estimated payments and withholding remittances) all in the ordinary course of doing business and consistent with past practice;
(h)Seller will, at its sole expense, remediate those safety matters relating to the Business identified on Schedule 8.9(h) to the reasonable satisfaction of Buyer;
(i)Seller will maintain its books, accounts and records with respect to the Business in the usual, regular and ordinary manner, on a basis consistent with past practice and in a business-like manner in accordance with sound commercial practice, and will comply with any laws applicable to Seller with respect to the Business; and
(j)Seller will not enter into any transaction or make any agreement or commitment, and will take all such action or refrain from taking any action, and will not permit any event to occur, in each case which would result in any of its representations, warranties or covenants contained in this Agreement not being true and correct at and as of the Closing Date.
8.10Compliance.
(a)Seller shall use commercially reasonable efforts (i) to cause all obligations imposed upon Seller in this Agreement to be duly complied with, and cause all conditions precedent to such obligations to be satisfied prior to the Cut-Off Date (as defined in Section 12.1(b)), and (ii) to obtain any and all consents, waivers, amendments, modifications, approvals, authorizations, notations and licenses necessary to the consummation by Seller of the transactions contemplated by this Agreement.
(b)Buyer shall use commercially reasonable efforts (i) to cause all obligations imposed upon Buyer in this Agreement to be duly complied with, and cause all conditions precedent to such obligations to be satisfied prior to the Cut-Off Date, and (ii) to obtain any and all consents, waivers, amendments, modifications, approvals, authorizations, notations and licenses necessary to the consummation by it of the transactions contemplated by this Agreement.

(c)Each party hereto shall immediately notify the other parties upon learning of the occurrence of any event or the failure of any event to occur that would result in a breach of any representation or warranty made by such party in this Agreement or a failure by such party to comply or be able to comply with any covenant, condition or agreement of such party contained in this Agreement.
8.11No Shop. From the date hereof and until the first to occur of the Closing or the termination of this Agreement in accordance with Article 12, Seller will not, and Seller will direct and use its best efforts to cause each of its directors, officers, Shareholders and representatives to not, initiate, solicit, encourage or respond to, directly or indirectly, any inquiries or the making or implementation of any proposal or offer with respect to a transaction involving, or any purchase of all or any significant portion of the Assets or any equity securities of, Seller (any such proposal or offer being an "Acquisition Proposal") to, or engage in any activities or have any discussions or negotiations with, any Person relating to an Acquisition Proposal or otherwise facilitate any effort or attempt to make or implement an Acquisition Proposal. Seller will, and will direct and use its best efforts to cause each of its directors, officers, Shareholders and representatives to: (a) immediately cease and cause to be terminated any existing activities, discussions or negotiations with any Persons conducted heretofore with respect to any of the foregoing, and each will take the steps necessary to inform such Persons of the obligations undertaken in this Section 8.11; and (b) notify Buyer immediately if any such inquiries or proposals are received by, any such information is requested from, or any such discussions or negotiations are sought to be initiated or continued with, Seller or any Shareholder.
8.12Receivables and Other Payments. From and for a period of twelve (12) months after the Closing, if Seller or any of its affiliates receive or collect any funds relating to any accounts receivable or any other Asset purchased hereunder, including, but not limited to, customer trade accounts payable, manufacturer/vendor/buying group rebates and/or program payments, or payments made by Buyer on behalf of Seller, Seller shall, or shall cause its affiliates to, promptly notify Buyer of such event and remit such funds to Buyer within five (5) Business Days after its receipt thereof. From and for a period of twelve (12) months after the after the Closing, if Buyer or any of its affiliates receive or collect any funds relating to any Excluded Asset, including, but not limited to, manufacturer/vendor/buying group rebates and/or program payments, or payments made by Seller on behalf of Buyer, Buyer shall, or shall cause its affiliate to, promptly notify Seller of such event and remit any such funds to Seller within five (5) Business Days after its receipt thereof. If Seller fails to timely make any payments to Buyer pursuant to this Section 8.12, Buyer may offset the amount of any such payments against the Promissory Note or against any amounts otherwise payable by Buyer to Seller under the Promissory Note. The exercise of such right of offset by Buyer in good faith, whether or not ultimately determined to be justified, will not constitute a breach or violation of any provision of this Agreement or any agreements contemplated hereby (including, without limitation, the Promissory Note).
8.13Supplemental Information. Seller agrees that, with respect to the representations and warranties of such party contained in this Agreement, such party will have the continuing obligation until the Closing to promptly provide Buyer with such additional supplemental information (collectively, the "Supplemental Information"), in the form of (a)

amendments to the then existing Schedules or (b) additional Schedules, as would be necessary, in light of the circumstances, conditions, events and states of fact then known to Seller, to make each of those representations and warranties true and correct as of the Closing. For purposes only of determining whether the conditions to the obligations of Buyer have been satisfied, the Schedules to this Agreement as of the Closing Date will be deemed to be the Schedules to this Agreement as of the date hereof as amended or supplemented by the Supplemental Information provided to Buyer prior to the Closing pursuant to this Section 8.13; provided, however, that (i) if the Supplemental Information discloses any circumstances, conditions, events and states of fact arising or existing on or prior to the date hereof that are necessary to make any of those representations and warranties true and correct as of the date hereof (and such circumstances, conditions, events or states of fact were not disclosed in the Schedules to this Agreement as of the date hereof), Buyer will be entitled to terminate this Agreement by notice to Seller, and (ii) if the Supplemental Information discloses any circumstances, conditions, events and states of fact first arising or existing after the date hereof which, in any combination thereof, (A) have had a Material Adverse Effect on the Business or Assets or, (B) in the sole judgment of Buyer are having or will have a Material Adverse Effect on the Business or Assets, Buyer will be entitled to terminate this Agreement by notice to Seller.

ARTICLE 9. CONDITIONS TO BUYER'S OBLIGATION TO CONSUMMATE THE TRANSACTION

Each and every obligation of Buyer to be performed at or before the Closing hereunder is subject, at the Buyer's election, to the satisfaction on or prior to the Closing Date of the conditions set forth below.

9.1Compliance With Agreement. Seller shall have performed all of its obligations and agreements and complied with all covenants, warranties and conditions contained in this Agreement which are required to be performed or complied with by Seller on or prior to the Closing Date.
9.2Representations and Warranties. The representations and warranties of Seller contained in this Agreement shall be true, complete and correct on and as of the Closing Date with the same force and effect as though such representations and warranties had been made or given on the Closing Date.
9.3Certificates. Seller shall have delivered to Buyer a certificate, dated the Closing Date, signed by its duly authorized officers to the effect stated in Sections 9.1 and 9.2 hereof.
9.4Corporate Authorization. Buyer shall have received a copy of (a) the Organizational Documents of Seller, as in effect on the Closing Date, (b) the resolutions of the directors and Shareholders of Seller, in form and substance reasonably satisfactory to Buyer, adopted by the directors and Shareholders by unanimous written consent, each certified as of the Closing Date by the secretary or assistant secretary thereof, duly authorizing the execution, delivery and performance by Seller of this Agreement and each other agreement and instrument contemplated hereby, together with an incumbency certificate as to the persons authorized to execute and deliver such documents and instruments on its behalf.

9.5Principal Closing Documents.
(a)Seller shall have executed and delivered to Buyer such bills of sale, deeds, assignments, motor vehicle transfer of title documentation and other instruments of transfer and conveyance (in form and substance reasonably satisfactory to Buyer) as shall be necessary or desirable to vest in Buyer all the right, title and interest in and to the Assets, including:
(i)A special warranty deed transferring to Buyer (or its designated affiliate) marketable fee simple title to the parcel(s) of Real Property included in the Assets and described on Schedule 2.1(a) hereto, which deed will be in form sufficient for the Title Company's issuance and delivery of the Title Policy and otherwise reasonably acceptable to Buyer;
(ii)A bill of sale in the form attached hereto as Exhibit B;
(iii)An assignment and assumption agreement with respect to the Assumed Liabilities in the form attached hereto as Exhibit C (the "Assignment and Assumption Agreement");
(iv) A trademark assignment in the form attached hereto as Exhibit D; and
(v)A website content and domain assignment in the form attached hereto as Exhibit E.
(b)Seller and each Specified Shareholder shall have executed and delivered to Buyer the Noncompetition Agreement in the form attached hereto as Exhibit F.
(c)Each Specified Shareholder shall have executed and delivered to Buyer a consulting agreement in the forms attached hereto as Exhibit G (collectively, the "Consulting Agreements").
(d)Seller shall have delivered to Buyer evidence in form and substance reasonably satisfactory to Buyer that the matters set forth on Schedule 8.9(f) have been fully remediated to Buyer's reasonable satisfaction.
(e)Seller shall have executed and delivered to Buyer a non-foreign affidavit dated as of the Closing Date and in form and substance required under the Treasury Regulations issued pursuant to Section 1445(b) of the Code so that Buyer is exempt from withholding any portion of the Purchase Price thereunder.
9.6Title Insurance. The Title Company shall have irrevocably and unconditionally committed to issue and deliver the Title Policy to Buyer (or its designated affiliate) upon payment of the premium therefor, which premium shall have been paid by Seller to the Title Company.

9.7Lien Release and Tax Clearance. Seller shall have obtained and delivered to Buyer:
(a)Evidence reasonably satisfactory to Buyer of the satisfaction, payment and discharge by Seller of all current liabilities of the Business and liabilities under leases relating to the Lease Value;
(b)Lien releases, including Form UCC-3 termination statements, necessary to remove and release all Liens against the Assets, in each case, in form and substance reasonably satisfactory to Buyer; and
(c)Letters or certificates from the appropriate state agencies indicating that all sales, use and employment Taxes payable by Seller on or prior to the Closing Date have been paid and that there is no Lien for unpaid sales, use or employment Taxes on the Assets
9.8Third Party Consents.
(a)Buyer shall have received all third party consents (or in lieu thereof waivers) required to be obtained for the consummation of the transactions contemplated hereby, including all consents required with respect to the assignment of the Assumed Contracts to Buyer and any other consents set forth in Schedule 6.3 hereto.
(b)Buyer shall have received consents, executed by the respective landlords of the real property leased or subleased by Seller pursuant to any Assumed Contract, to the effect that as of the Closing Date such leases are not in default and are valid and continuing agreements and have not been modified or amended. Each said consent shall also state that the landlord approves of the assignment of such lease as part of this Agreement.
(c)Buyer shall have received consents, executed by the respective lessors of the equipment leased or subleased by Seller in the Business pursuant to any Assumed Contract, to the effect that as of the Closing Date such leases are not in default and are valid and continuing agreements and have not been modified or amended. Each said consent shall also state that the lessor approves of the assignment of such lease as part of this Agreement.
9.9No Adverse Event. The Business and the Assets shall not be adversely affected or threatened to be affected in any way as a result of fire, explosion, hurricane, earthquake, disaster, accident or other casualty, strike or labor disturbance, any action or threatened action by the United States or any other governmental authority, flood, drought, embargo, pandemic, riot, civil disturbance, uprising, activity of armed forces, act of God or public enemy.
9.10No Litigation. No party hereto shall be a party to or be threatened with any litigation or administrative proceeding relating to any of such parties or any of their assets or properties or to this Agreement or the transactions contemplated hereby which in the judgment of Buyer would affect the desirability of carrying out this Agreement.

9.11Lender Consent. Buyer's obligations to pay the Purchase Price and otherwise consummate the transactions contemplated hereby are fully conditioned upon Buyer's receipt of the consent of its lender and Buyer's receipt of appraisals of all or any portion of the Assets and delivery of all such other documents (including any legal opinions) in form and substance acceptable to Buyer's lender.
ARTICLE 10. CONDITIONS TO OBLIGATIONS OF SELLER TO CONSUMMATE THE TRANSACTION

Each and every obligation of Seller to be performed at or before the Closing hereunder is subject, at such party's election, to the satisfaction on or prior to the Closing Date of the conditions set forth below.

10.1Compliance With Agreement. Buyer shall have performed all of its obligations and agreements and complied with all covenants, warranties and conditions contained in this Agreement which are required to be performed or complied with by Buyer on or prior to the Closing Date.
10.2Representations and Warranties. The representations and warranties of Buyer contained in this Agreement shall be true, complete and correct on and as of the Closing Date with the same force and effect as though such representations and warranties had been given on the Closing Date.
10.3Certificate. Buyer shall have delivered to Seller a certificate dated the Closing Date and signed by one of its duly authorized persons to the effect stated in Sections 10.1 and 10.2 hereof.
10.4Principal Closing Documents.
(a)Buyer shall have executed and delivered to Seller the Promissory Note in the form attached hereto as Exhibit A.
(b)Buyer shall have executed and delivered to Seller the Assignment and Assumption Agreement in the form attached hereto as Exhibit C.
(c)Buyer shall have executed and delivered to Seller the Noncompetition Agreements in the form attached hereto as Exhibit F.
(d)Buyer shall have executed and delivered to each Specified Shareholder a Consulting Agreement in the forms attached hereto as Exhibit G.
10.5No Litigation. No party hereto shall be a party to or be threatened with any litigation or administrative proceeding relating to any of such parties or any of their assets or properties or to this Agreement or the transactions contemplated hereby which in the judgment of Seller would affect the desirability of carrying out this Agreement.

ARTICLE 11. INDEMNIFICATION
11.1Seller's Indemnity. Subject to the provisions of this Article 11, from and after the Closing Date, Seller will indemnify and hold harmless Buyer and its directors, officers, agents, employees, representatives, successors and assigns, from and against any and all damage, loss, cost, obligation, claims, demands, assessments, judgments or liability (whether based on contract, tort, product liability, strict liability or otherwise), including Taxes, and all expenses (including interest, penalties and attorneys' and accountants' fees and disbursements) (collectively "Damages") incurred in litigation or otherwise, and any investigation relating thereto, by any of the above-named Persons, directly or indirectly, resulting from or in connection with:
(a)Any misrepresentation or breach of warranty made by Seller or any Specified Shareholder in this Agreement or in any other agreement, certificate, schedule, exhibit or writing delivered by Seller or any Specified Shareholder to Buyer pursuant to this Agreement;
(b)Any breach or failure to perform any covenant or agreement made or undertaken by Seller or any Specified Shareholder in this Agreement or in any other agreement, certificate, schedule, exhibit or writing delivered by Seller or any Specified Shareholder to Buyer pursuant to this Agreement;
(c)The Excluded Assets; and
(d)The Retained Liabilities.
11.2Buyer's Indemnity. Subject to the provisions of this Article 11, from and after the Closing Date, Buyer will indemnify and hold harmless Seller and its directors, officers, agents, employees, representatives, successors and assigns, from and against any and all Damages incurred by any of the above-named Persons, directly or indirectly, resulting from or in connection with:
(a)Any misrepresentation or breach of warranty made by Buyer in this Agreement or in any other agreement, certificates, schedule, exhibit or writing delivered by Buyer to Seller pursuant to this Agreement;
(b)Any breach or failure to perform any covenant or agreement made or undertaken by Buyer in this Agreement or in any other agreement, certificates, schedule, exhibit or writing delivered by Buyer to Seller pursuant to this Agreement; and
(c)The Assumed Liabilities.
11.3Procedure. All claims for indemnification by a party under this Article 11 (the party claiming indemnification and the party against whom such claims are asserted being hereinafter called the "Indemnified Party" and the "Indemnifying Party," respectively) shall be asserted and resolved as follows:

(a)If any claim or demand for which an Indemnifying Party would be liable to an Indemnified Party hereunder is asserted against or sought to be collected from such Indemnified Party by a third party, such Indemnified Party shall with reasonable promptness give notice (the "Claim Notice") to the Indemnifying Party of such claim or demand, specifying the nature of and specific basis for such claim or demand and the amount or the estimated amount thereof to the extent then feasible; provided, however, that the failure to so notify will not relieve the Indemnifying Party of its obligations hereunder except to the extent that the Indemnifying Party is actually prejudiced thereby. The Indemnifying Party will have fifteen (15) days from the delivery or mailing of the Claim Notice (the "Notice Period") to notify the Indemnified Party (i) whether or not it disputes the liability of the Indemnifying Party to the Indemnified Party hereunder with respect to such claim or demand, and (ii) whether or not it desires, at the cost and expense of the Indemnifying Party, to defend the Indemnified Party against such claim or demand. If the Indemnifying Party notifies the Indemnified Party within the Notice Period that it desires to defend the Indemnified Party against such claim or demand, the Indemnifying Party will have the right to control the defense against the claim by all appropriate proceedings and any settlement negotiations, provided that to the satisfaction of the Indemnified Party, the Indemnifying Party shall secure the Indemnified Party against such contested claims by posting a bond or otherwise. If the Indemnified Party desires to participate in, but not control, any such defense or settlement, it may do so at its sole cost and expense. If the Indemnifying Party fails to respond to the Indemnified Party within the Notice Period, elects not to defend the Indemnified Party, or after electing to defend fails to commence or reasonably pursue such defense, then the Indemnified Party shall have the right, but not the obligation, to undertake or continue the defense of, and to compromise or settle (exercising reasonable business judgment), the claim or other matter all on behalf, for the account and at the risk of the Indemnifying Party.
(b)If requested by the Indemnifying Party, the Indemnified Party agrees, at the Indemnifying Party's expense, to cooperate with the Indemnifying Party and its counsel in contesting any claim or demand which the Indemnifying Party elects to contest, or, if appropriate and related to the claim in question, in making any counterclaim against the Person asserting the third party claim or demand, or any cross-complaint against any Person. No claim as to which indemnification is sought under this Agreement may be settled without the consent of the Indemnifying Party.
(c)If any Indemnified Party should have a claim against the Indemnifying Party hereunder which does not involve a claim or demand being asserted against or sought to be collected from it by a third party, the Indemnified Party shall send a Claim Notice with respect to such claim to the Indemnifying Party. If the Indemnifying Party disputes such claim, such dispute shall be resolved by litigation in an appropriate court of competent jurisdiction.
11.4Costs. If any legal action or other proceeding is brought for the enforcement or interpretation of any of the rights or provisions of this Agreement (including the indemnification provision), or because of an alleged dispute, breach, default or misrepresentation in connection with any of the provisions of this Agreement, the successful or prevailing party shall be entitled to recover reasonable attorneys' fees and all other costs and expenses incurred in that action or proceeding, in addition to any other relief to which it may be entitled.

11.5Time Limitations. No claim for indemnification pursuant to Section 11.1(a) or Section 11.2(a) may be initiated more than eighteen (18) months following the Closing Date; provided, however, that the limitations in this Section 11.5 shall not apply to any claim of fraud, willful misconduct or intentional breach of any representation or warranty contained in this Agreement.
11.6Limitations on Amount. The aggregate Damages for which an Indemnifying Party will be obligated to indemnify an Indemnified Party under Section 11.1(a) or 11.2(a) shall not exceed (a) the Purchase Price in the case of claims relating to the Fundamental Reps or any claim of fraud, willful misconduct or intentional breach of any representation or warranty contained in this Agreement, and (b) One Million Five Hundred Thousand and No/100 Dollars ($1,500,000.00) in the case of claims relating to any other representation or warranty contained in this Agreement. An Indemnifying Party shall have no liability for indemnification claims under Section 11.1(a) or 11.2(a) until the total of all Damages with respect to such claims exceeds One Hundred Thousand and No/100 Dollars ($100,000.00), at which point, the Indemnifying Party shall be obligated to indemnify the Indemnified Party for all such Damages from the first dollar, up to a maximum amount as set forth in this Section 11.6.
11.7Right to Offset. Buyer may offset the indemnification obligations of Seller under this Article 11 against any amounts due or to become due to Seller under the Promissory Note, in addition to Buyer's other remedies. The exercise of such right of offset by Buyer in good faith, whether or not ultimately determined to be justified, will not constitute a breach or violation of any provision of this Agreement or any agreements contemplated hereby (including, without limitation, the Promissory Note).
11.8Exclusive Remedy.
(a)Except in the case of fraud, gross negligence, bad faith or willful misconduct, each party's sole and exclusive remedy with respect to all claims relating to the subject matter of this Agreement will be pursuant to the indemnification provisions set forth in this Article 11; provided, however, that the indemnification provisions set forth in this Article 11 do not apply to claims made under, or arising out of, any other agreements entered into as of the Closing, which will be governed by the respective terms of such agreements.
(b)If Seller or any Shareholder makes any claim or institutes any actions, suits or proceedings with respect to the validity or applicability of this indemnification provision, Seller shall be responsible for all Damages incurred by Buyer in connection therewith. If Buyer makes any claim or institutes any actions, suits or proceedings with respect to the validity or applicability of this indemnification provision, Buyer shall be responsible for all Damages incurred by Seller in connection therewith.

ARTICLE 12. TERMINATION
12.1Termination. This Agreement may be terminated at any time prior to the Closing:
(a)By agreement of Buyer and Seller;
(b)By either Buyer or Seller if the Closing has not taken place on or before April 30, 2024 (the "Cut-Off Date"); provided that the right to terminate this Agreement under this Section 12.1(b) shall not be available to (i) any party whose failure to fulfill any obligation under this Agreement has been the cause of, or results in, the failure of the Closing to occur within such period or (ii) Seller if Buyer has elected to exercise its rights to extend the Cut-Off Date in accordance with Section 8.5;
(c)By Buyer or Seller as otherwise expressly provided in this Agreement; and
(d)By Buyer or Seller, as the case may be, (i) if any of the conditions precedent to the performance of the obligations of the party giving notice of termination have not been fulfilled and cannot be fulfilled on or prior to the Closing and have not been waived in writing by such party, or (ii) if a default is made by the other party in observance or in the due and timely performance of any of the covenants and agreements herein contained that cannot be cured on or prior to the Closing and has not been waived in writing by the non-defaulting party; or (iii) if there exists a material inaccuracy, failure or breach of a warranty or representation set forth herein or in any other agreement or instrument executed pursuant hereto that has not been waived in writing by the party for whose benefit such warranty or representation was made or given.
12.2No Liability. Except in the event of a termination of this Agreement pursuant to Section 12.1(d) hereof, there shall be no liability on the parties hereto or any of their respective shareholders, officers, directors or affiliates as a result thereof under this Agreement. A termination under Section 12.1(d) hereof will not prejudice any claim for Damages that any party may have hereunder or in law or in equity as a consequence of any matter giving rise to a termination of the Agreement under Section 12.1(d) hereof. Either party shall have the right to specific performance if the Agreement is not otherwise terminated in accordance with the terms hereof.
12.3Notice. Buyer may exercise its right of termination of this Agreement only by delivering written notice to that effect to Seller, provided that such notice is received by Seller prior to the Closing. Seller may exercise its right of termination of this Agreement only by delivering written notice to that effect to Buyer, provided that such notice is received by Buyer prior to the Closing.
ARTICLE 13. MISCELLANEOUS
13.1Expenses. Except as otherwise set forth herein, each party agrees to pay, without right of reimbursement from any other, the costs incurred by such party incident to the preparation and execution of this Agreement and performance of their respective obligations hereunder, including the fees and disbursements of legal counsel, accountants and consultants employed by the respective parties in connection with the transactions contemplated by this Agreement.

13.2Survival. All representations, warranties, covenants and agreements made by the parties each to the other in this Agreement or pursuant hereto in any certificate, instrument or document shall survive the consummation of the transactions contemplated by this Agreement, and may be fully and completely relied upon by Buyer and by Seller, as the case may be, notwithstanding any investigation heretofore or hereafter made by such party or on behalf of any of them, and shall not be deemed merged into any instruments or agreements delivered at Closing.
13.3Notices. All notices, requests, consents and other communications required or permitted under this Agreement shall be in writing (including email) and shall be (as elected by the person giving such notice) hand delivered by messenger or courier service, emailed, or mailed by registered or certified mail (postage prepaid), return receipt requested, addressed to:
If to Seller:	If to Buyer:

Burklund Distributors, Inc.

Attn: Robert B. Hackett Sr.,

President

2500 N. Main Street, Suite 3

East Peoria, IL 61611

With a Copy to:

Davis & Campbell L.L.C.

Attn: Jay H. Scholl

401 Main Street, Suite 1600

Peoria, IL 61602

AMCON Distributing Company 7405 Irvington Road Omaha, NE 68122 Attn: President

or to such other address as any party may designate by notice complying with the terms of this Section 13.3. Each such notice shall be deemed delivered (a) on the date delivered if by personal delivery; (b) on the date of transmission with a sent confirmation if by email; and (c) on the date upon which the return receipt is signed or delivery is refused or the notice is designated by the postal authorities as not deliverable, as the case may be, if mailed.

13.4Parties in Interest and Assignment.
(a)This Agreement is binding upon and is for the benefit of the parties hereto and their respective successors and permitted assigns. Except as provided in Article 11, nothing in this Agreement, express or implied, is intended to confer on any Person other than the parties hereto or their respective successors and assigns any rights, remedies or obligations or liabilities under or by reason of this Agreement.

(b)Except as provided in Section 13.4(c) hereof, neither this Agreement nor any of the rights or duties of any party hereto may be transferred or assigned to any Person except by a written agreement executed by all of the parties hereto.
(c)Notwithstanding the above, Buyer may transfer and assign all or any portion of its rights under this Agreement (i) to any affiliate of Buyer, or (ii) in connection with any merger, consolidation or conversion of Buyer, any sale of all or substantially all of the assets of Buyer or any sale of all or substantially all of the Assets acquired by Buyer under this Agreement.
13.5Modification. This Agreement may not be amended or modified except by a writing signed by an authorized representative of the party against whom enforcement of the change is sought. No waiver of the performance or breach of, or default under, any condition or obligation hereof shall be deemed to be a waiver of any other performance, or breach of, or default under the same or any other condition or obligation of this Agreement.
13.6Waiver. Each party hereto may, by written notice to the other party hereto: (a) extend the time for the performance of any of the obligations or other actions of such other party under this Agreement; (b) waive any inaccuracies in the representations or warranties of such other party contained in this Agreement or in any document delivered pursuant to this Agreement; (c) waive compliance by such other party with any of the conditions or covenants of the other contained in this Agreement; or (d) waive or modify performance of any of the obligations of such other party under this Agreement. Except as provided in the preceding sentence, no action taken by or on behalf of any party, including any investigation by or on behalf of such party, shall be deemed to constitute a waiver by the party taking such action of compliance with any representations, warranties, covenants or agreements contained in this Agreement.
13.7Entire Agreement. This Agreement embodies the entire agreement between the parties hereto and there are no agreements, representations or warranties between the parties other than those set forth or provided herein. This Agreement supersedes and replaces all prior agreements and understandings between the parties with respect to such subject matter, including any confidentiality agreement (upon the Closing), letter of intent, memorandum of understanding or terms sheet.
13.8Execution in Multiple Originals. This Agreement may be executed in multiple originals, each of which shall be deemed an original but all of which together shall constitute but one and the same instrument. A signature of a party to this Agreement sent by facsimile or other electronic transmission will be deemed to constitute an original and fully effective signature of such party.
13.9Invalid Provisions. If any provision of this Agreement is held to be illegal, invalid or unenforceable under any present or future law, and if the rights or obligations of any party hereto under this Agreement will not be materially and adversely affected thereby, (a) such provision will be fully severable; (b) this Agreement will be construed and enforced as if such illegal, invalid or unenforceable provision had never comprised a part hereof; and (c) the remaining provisions of this Agreement will remain in full force and effect and will not be affected by the illegal, invalid or unenforceable provision or by its severance herefrom.

13.10Governing Law. This Agreement shall be governed by and construed, interpreted and enforced in accordance with the laws of the State of Delaware, except the laws of that State that would render such choice of laws ineffective.
13.11Construction of Agreement. In construing this Agreement, it is the intent of the parties that:
(a)no consideration may be given to the captions of the articles, sections or subsections, or to the table of contents, all of which are inserted for convenience in locating the provisions of this Agreement and not as an aid in its construction;
(b)no consideration may be given to the fact or presumption that one party had a greater or lesser hand in drafting this Agreement;
(c)the word "includes" and its derivatives means "includes, but is not limited to," and corresponding derivative expressions;
(d)masculine pronouns used in this Agreement shall be construed to include feminine and neuter pronouns, and the meanings of the defined terms are applicable to both the singular and plural forms thereof;
(e)accounting terms not defined in this Agreement, and accounting terms partly defined to the extent not defined, have the respective meanings given to them under GAAP;
(f)each exhibit and schedule to this Agreement is a part of this Agreement and references to the term "Agreement" are deemed to include each such exhibit and schedule to this Agreement except to the extent that the context indicates otherwise, but if there is any conflict or inconsistency between the main body of this Agreement and any exhibit or schedule, the provisions of the main body of this Agreement will prevail;
(g)the words "this Agreement," "herein," "hereby," "hereunder," and words of similar import refer to this Agreement as a whole and not to any particular article, section, subsection or other subdivision, unless expressly so limited; and
(h)the word "or" is disjunctive but not necessarily exclusive.

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IN WITNESS WHEREOF, the parties hereto have duly executed this Asset Purchase Agreement on the date first above written.

SELLER:

BURKLUND DISTRIBUTORS, INC.

By: /s/ Jonathan D. Burklund

Name: Jonathan D. Burklund

Title: Chief Executive Officer

By: /s/ Robert B. Hackett Sr.

Name: Robert B. Hackett Sr.

Title: Assistant Secretary

BUYER:

AMCON DISTRIBUTING COMPANY By: /s/ Andrew C. Plummer Name: Andrew C. Plummer Title: President

Schedules:

Schedule 1.1	Lease Value
Schedule 2.1(a)	Real Property
Schedule 2.1(b)	Assumed Contracts
Schedule 2.1(f)	Prepaid Assets
Schedule 2.2	Excluded Assets
Schedule 3.3	Allocation of Purchase Price
Schedule 4.2(a)	Permitted Encumbrances
Schedule 6.3	Seller's Required Consents
Schedule 6.6(a)	Liens and Encumbrances
Schedule 6.6(d)	Fixed Assets and Personal Property
Schedule 6.7	Intellectual Property
Schedule 6.8	Contracts
Schedule 6.12	Employees
Schedule 6.13	Employee Benefit Plans
Schedule 6.16	Brokers and Finders
Schedule 8.9(h)	Remediated Matters

Exhibits:

Exhibit A	Form of Promissory Note
Exhibit B	Form of Bill of Sale
Exhibit C	Form of Assignment and Assumption Agreement
Exhibit D	Form of Trademark Assignment
Exhibit E	Form of Website Content and Domain Assignment
Exhibit F	Form of Noncompetition Agreement
Exhibit G	Forms of Consulting Agreement